U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

Commission File Number 1-31722

NEW GOLD INC.

(Exact name of registrant as specified in its charter)

595 Howe Street, Suite #601, Vancouver, British Columbia, Canada V6C 2T5

(604) 687-1629

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                      Form 40-F      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):             .

EXHIBIT INDEX

The following is a list of Exhibits included as part of this Report on Form 6-K:

1. Management Information Circular of New Gold Inc. dated March 26, 2007, prepared in connection with the annual meeting of shareholders of New Gold Inc. held on May 3, 2007

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW GOLD INC.
(Registrant)

Date: May 16, 2008	By:	/s/ John Pitcher
		John Pitcher, General Counsel and Secretary	.

3

Exhibit 99.1

Suite 601 – 595 Howe Street

Vancouver, B.C.

V6C 2T5

2007 ANNUAL GENERAL MEETING	Notice of Annual General Meeting of Shareholders Management Information Circular Form of Proxy Financial Statement Request Form Audited Financial Statements

Place:	Terminal City Club 837 West Hastings Street Vancouver, British Columbia V6C 1B6

Time:	2:00 p.m. PST (Vancouver Local Time)

Date:	Thursday, May 3, 2007

NEW GOLD INC.

CORPORATE DATA

Head Office

601 – 595 Howe Street

Vancouver, B.C.

V6C 2T5

Directors

Christopher J. Bradbrook

Clifford J. Davis

C. Robert Edington

R. Gregory Laing

Mike Muzylowski

Paul B. Sweeney

Officers

Clifford J. Davis – Chairman of the Board

Christopher J. Bradbrook – President and Chief Executive Officer

Kevin Ross – Chief Operating Officer

Paul Martin – Chief Financial Officer and Vice-President, Finance

John Mondin – Controller

John Pitcher – Corporate Counsel and Secretary

Registrar and Transfer Agent

Computershare Investor Services Inc.

510 Burrard Street

Vancouver, B.C. V6C 3B9

Legal Counsel

Gowling Lafleur Henderson LLP

2300 – 1055 Dunsmuir Street

Vancouver, BC V7X 1J1

Auditor PricewaterhouseCoopers LLP Suite 700, 250 Howe Street Vancouver,, BC V6C 3S7 Listing Toronto Stock Exchange American Stock Exchange Symbol: “NGD”

NEW GOLD INC.

601 – 595 Howe Street

Vancouver, B.C. V6C 2T5

(877) 977-1067 or (604) 687-1629

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of New Gold Inc. (hereinafter called the “Company”) will be held at The Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, V6C 1B6, on Thursday, the 3rd day of May, 2007 at the hour of 2:00 p.m. PST (Vancouver local time), for the following purposes:

1.	to receive the audited financial statements of the Company for the fiscal year ended December 31, 2006 (with comparative statements relating to the preceding fiscal period) together with the report of the auditors thereon;

2.	to fix the number of directors at six (6);

3.	to elect directors;

4.	to appoint the auditors and to authorize the directors to fix their remuneration;

5.	to consider and, if thought fit, to approve an ordinary resolution of disinterested shareholders, amending the Company’s existing stock option plan, as more particularly described in the accompanying Information Circular; and

6.	to transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Company’s Information Circular, a form of Proxy and a Financial Statement Request Form. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the meeting either in person or by proxy. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of Proxy in accordance with the instructions set out in the Proxy and in the Information Circular accompanying this Notice. Please advise the Company of any change in your mailing address.

DATED at Vancouver, British Columbia, this 26th day of March, 2007.

BY ORDER OF THE BOARD

(signed) “Christopher J. Bradbrook”

President, Chief Executive Officer and Director

NEW GOLD INC.

601 – 595 Howe Street

Vancouver, British Columbia, V6C 2T5

(877) 977-1067 or (604) 687-1629

INFORMATION CIRCULAR

(Containing information as at March 26, 2007 unless indicated otherwise)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of New Gold Inc. (the “Company”) for use at the Annual General Meeting of Shareholders of the Company (and any adjournment thereof) to be held on Thursday, May 3, 2007 (the “Meeting”) at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors, officers and regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

The contents and the sending of this Information Circular have been approved by the directors of the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are directors and/or officers of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by COMPUTERSHARE INVESTOR SERVICES INC. (the “Transfer Agent”), Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof. Proxies delivered after that time will not be accepted.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at 601-595 Howe Street, Vancouver, V6C 2T5, British Columbia, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

INFORMATION FOR NON-REGISTERED SHAREHOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the names of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only registered shareholders may vote at the Meeting. If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such shareholder’s name on the records of the Company. Such common shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the brokers’ clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Services (“ADP”). ADP typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to ADP, or otherwise communicate voting instructions to ADP (by way of the internet or telephone, for example). ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder who receives an ADP voting instruction form cannot use that form to vote common shares directly at the Meeting. The voting instruction form must be returned to ADP (or instructions respecting the voting of common shares must be communicated to ADP) well in advance of the Meeting in order to have the common shares voted.

This Information Circular and accompanying materials are being sent to both registered shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBOs”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBOs”). Subject to the provision of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”) issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents. Pursuant to NI 54-101, issuers may obtain and use the NOBO list for distribution of proxy-related materials directly (not via ADP) to such NOBOs. If you are a Beneficial Shareholder, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of common shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the common shares on your behalf.

The Company has decided to take advantage of the provisions of NI 54-101 that permit it to deliver proxy-related materials directly to its NOBO’s. By choosing to send these materials to you directly, the Company (and not the intermediary holding common shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. As a result if you are a NOBO of the Company, you can expect to receive a scannable Voting Instruction Form (“VIF”) from the Transfer Agent. Please complete and return the VIF to the Transfer Agent in the envelope provided or by facsimile. In addition, telephone voting and internet voting can be found in the VIF. The

Transfer Agent will tabulate the results of the VIF’s received from the Company’s NOBO’s and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIF’s they receive.

The Company’s OBOs can expect to be contacted by ADP or their brokers or their broker’s agents as set out above.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. Beneficial shareholders who wish to attend the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to shareholders in this Information Circular and the accompanying form of Proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

VOTING OF PROXIES

The shares represented by a properly executed Proxy in favour of persons proposed by Management as proxyholders in the accompanying Form of Proxy will:

(a)	be voted or withheld from voting in accordance with the instructions of the person appointing the proxyholder on any ballot that may be taken; and

(b)	where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made in such proxy.

ON A POLL SUCH SHARES WILL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed Form of Proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed Form of Proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital:	An unlimited number of common shares without par value
Issued and Outstanding:	24,164,717 (1) common shares without par value without special rights or restrictions.

(1)	As at March 26, 2007

Only shareholders of record at the close of business on March 26, 2007, (the “Record Date”) who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a shareholder or as a representative of one or more corporate shareholders, or who is holding a proxy on behalf of a shareholder who is not present at the Meeting, will have one vote, and on a poll every shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each common share registered in his name on the list of shareholders, which is available for inspection during normal business hours at Computershare Investor Services Inc. and will be available at the Meeting.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

ELECTION OF DIRECTORS

The Board of Directors presently consists of six directors and it is intended to determine the number of directors at six and to elect six directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the accompanying Form of Proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act (British Columbia).

The following table and notes thereto sets out the names of each person proposed to be nominated by management for election as a director, the province and country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of common shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Name, Position and Province and Country of Residence(1)	Principal Occupation (1)	Previous Service as a Director	Number of Common Shares beneficially owned or directly or indirectly controlled(2)
CHRISTOPHER J. BRADBROOK(6) President, Chief Executive Officer and Director Ontario, Canada	President, Chief Executive Officer and Director of the Company.	Since October 2004	33,800

CLIFFORD J. DAVIS(4)(5)(6) Chairman of the Board and Director Ontario, Canada	Mr. Davis presently sits on three other boards of directors of resource based companies.	Since March 2005	5,000

Name, Position and Province and Country of Residence(1)	Principal Occupation (1)	Previous Service as a Director	Number of Common Shares beneficially owned or directly or indirectly controlled(2)
C. ROBERT EDINGTON (6) Director British Columbia, Canada	Mr. Edington is an engineer who is currently retired.	Since July 1992	115,000

R. GREGORY LAING (3)(4)(5) Director Ontario, Canada	Since September 2005, Mr. Laing has served as General Counsel, Senior Vice President, Legal and Corporate Secretary of Agnico-Eagle Mines Limited, an exploration and mining company. He is also a director of Andina Minerals Inc., an exploration company.	Since March 2005	5,000

MIKE MUZYLOWSKI (3)(4) Director British Columbia, Canada	Since 1995 Mr. Muzylowski has served as the President of Callinan Mines Ltd., a mineral exploration and development company. He also sits on a number of Boards of Directors of resource based companies.	Since September 2000	100,000

PAUL B. SWEENEY (3)(5) Director British Columbia, Canada	Mr. Sweeney was appointed Executive Vice President, Corporate Development of Plutonic Power Corporation effective January 1, 2007, prior to which he was self-employed businessman since November, 2005. From 2002 to November 2005, Mr. Sweeney served as Vice President and Chief Financial Officer of Canico Resource Corp., a mineral resources exploration and development company.	Since January 2006	20,000

NOTES:

(1)	The information as to the province and country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2)	The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(3)	Denotes member of Audit Committee. Mr. Sweeney is the Chair of the Audit Committee.
(4)	Denotes member of Compensation Committee. Mr. Muzylowski is the Chair of the Compensation Committee.
(5)	Denotes member of Corporate Governance Committee. Mr. Laing is the Chair of the Corporate Governance Committee.
(6)	Denotes member of Nominating Committee. Mr. Edington is the Chair of the Nominating Committee.

AUDIT COMMITTEE

Under Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”), companies are required to provide disclosure with respect to their audit committee including the text of the audit committee’s charter, composition of the audit committee and the fees paid to the external auditor. This information is provided in the Company’s annual information form (the “AIF”) with respect to the fiscal year ended December 31, 2006. The AIF is available for review by the public on the SEDAR website located at www.sedar.com “Company Profiles – New Gold Inc.”. Management of the Company strongly encourages its shareholders to review the AIF.

STATEMENT OF EXECUTIVE COMPENSATION

“Named Executive Officers” means: the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) of the Company and each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recent financial year and whose total salary and bonus amounted to $150,000 or more. In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent financial year was $150,000 or more whether or not they are an executive officer at the end of the financial year.

The Company currently has four Named Executive Officers: Christopher J. Bradbrook, President and Chief Executive Officer; Paul Martin, Vice President Finance and Chief Financial Officer; Kevin J. Ross, Chief Operating Officer; and John Pitcher, Corporate Counsel and Secretary.

The following table sets forth the compensation paid to the Named Executive Officers for the three most recently completed financial years of the Company.

Summary Compensation Table

		Annual Compensation				Long Term Compensation
						Awards		Payouts
Name and Principal Position	Year(1)	Salary ($)(2)	Bonus ($)	Other Annual Compensation ($)(3)		Securities Under Option/ SARs granted (#)(4)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
Christopher J. Bradbrook President and Chief Executive Officer	2006 2005 2004	300,000 250,000 Nil	100,000 Nil Nil	635 584 46,460	(5)	75,000/Nil Nil/Nil 600,000/Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Paul Martin(6) Chief Financial Officer	2006 2005 2004	250,000 139,773 N/A	90,000 Nil N/A	5,785 2,298 N/A		50,000/Nil 250,000/Nil N/A	N/A N/A N/A	Nil Nil N/A	Nil Nil N/A

Kevin J. Ross(7) Chief Operating Officer	2006 2005 2004	196,432 N/A N/A	Nil N/A N/A	3,247 N/A N/A		50,000/Nil 250,000/Nil N/A	N/A N/A N/A	Nil Nil N/A	53,668 Nil N/A	(9)

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year(1)	Salary ($)(2)	Bonus ($)	Other Annual Compensation ($)(3)	Securities Under Option/SARs granted (#)(4)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
John Pitcher(8) Corporate Counsel & Secretary	2006 2005 2004	100,625 N/A N/A	Nil N/A N/A	328 N/A N/A	75,000/Nil N/A N/A	N/A N/A N/A	Nil N/A N/A	Nil Nil N/A

NOTES:

(1)	Financial years ended December 31.
(2)	The relationship of all Company personnel changed from a consultancy relationship to an employment relationship on January 1, 2005.
(3)	Taxable benefits including automobile, parking, BC medical and life insurance, except as otherwise noted.
(4)	Figures represent options granted during a particular year.
(5)	This represents compensation for consulting services paid to Christopher J. Bradbrook from October 13 to December 31, 2004. Mr. Bradbook was appointed as President and Chief Executive Officer of the Company on October 13, 2004.
(6)	Paul Martin was appointed as Chief Financial Officer of the Company on May 18, 2005.
(7)	Kevin Ross was appointed as Chief Operating Officer of the Company effective January 7, 2006.
(8)	John Pitcher was appointed as Corporate Counsel and Secretary effective June 6, 2006.
(9)	This amount is the aggregate of housing allowance payments and contributions to a retirement compensation arrangement. See “Pension Plans”.

Long Term Incentive Plan Awards

A long term incentive plan (“LTIP”) is any plan providing compensation intended to motivate performance over a period greater than one financial year. A LTIP does not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not have a LTIP during the recently completed fiscal year ended December 31, 2006.

Stock Appreciation Rights

A stock appreciation right (“SAR”) is a right granted by an issuer or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the issuer’s shares. No SARs were granted to or exercised by the Named Executive Officers during the recently completed fiscal year ended December 31, 2006.

Option Grants During The Most Recently Completed Financial Year

The following table sets forth information concerning grants of stock options during the recently completed fiscal year ended December 31, 2006 to the Named Executive Officers pursuant to the rules and policies of the Toronto Stock Exchange (the “TSX”) and in accordance with the provisions of the Business Corporations Act (British Columbia) and the Regulations thereunder.

Name	Securities Under Options Granted	% of Total Options Granted to Employees in Financial Year(1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Christopher J. Bradbrook	75,000	10.1%	$11.00	$11.00	May 29, 2011
Paul Martin	50,000	6.8%	$11.00	$11.00	May 29, 2011
Kevin Ross	50,000	6.8%	$11.00	$11.00	May 29, 2011
John Pitcher	75,000	10.1%	$11.00	$11.00	May 29, 2011

NOTES:

(1)	Percentage of all of the Company’s options granted during the last fiscal year, including those granted to directors.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SARs Values

The following table sets forth details of all exercises of stock options during the recently completed fiscal year ended December 31, 2006, by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Option/SARs at Financial Year-End (#)(1) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at Financial Year-End ($)(2) Exercisable/ Unexercisable
Christopher J. Bradbrook	Nil	N/A	637,500/37,500	$2,448,000/Nil
Paul Martin	Nil	N/A	275,000/25,000	$520,000/Nil
Kevin Ross	Nil	N/A	275,000/25,000	$432,500/Nil
John Pitcher	Nil	N/A	37,500/37,500	Nil/Nil

NOTES:

(1)	As freestanding SARs have not been granted, the number of shares relate solely to the Company’s options.
(2)	Calculated using the closing price of common shares of the Company on the TSX on December 29, 2006, being the last trading day of the Company’s shares for the financial year, of $8.68 per share, less the exercise price per share.

Option Repricings

No stock options held by the Named Executive Officers were repriced during the financial year ended December 31, 2006.

Pension Plans

Except as noted below, the Company does not provide retirement benefits for directors or executive officers.

The Company and Kevin J. Ross, its Chief Operating Officer, entered into a Retirement Compensation Arrangement dated June 5, 2006 (the “RCA”) pursuant to which the Company agreed to contribute annually to a trust created for the benefit of Mr. Ross (the “Trust Fund”) the amount of 29.65% of his Total Compensation. “Total Compensation” is defined in the RCA to mean the total of Mr. Ross’ annual salary and housing allowance and a further 22.87% of any annual bonus. The amount of the Trust Fund, less any tax which may be required to be withheld, is to be paid to Mr. Ross as a retiring allowance when his employment terminates for any reason or such later date as may be chosen by him. The Company is responsible for the administration of the Trust Fund and for ensuring that it is administered in accordance with all applicable laws. In 2006 the Company paid $16,284 to the Trust Fund and $16,284 to the Canada Customs and Revenue Agency in respect of the RCA.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit or actuarial plan under which benefits are determined primarily by final compensation (or average final compensation) and years of service of the Company’s officers and key employees. Except as noted in “Pension Plans” above, the Company does not provide retirement benefits for directors or executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

Except as noted below, as at December 31, 2006 there were no employment contracts between the Company and any Named Executive Officer and no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 from the Company, including periodic payments or instalments, in the event of the resignation, retirement or other termination of the Named Executive Officer’s employment with the Company, a change of control of the Company or a change in the Named Executive Officer’s responsibilities following a change in control.

The Company currently has the following arrangements in place with respect to remuneration received or that may be received by the Named Executive Officers or directors of the Company to compensate such officer or director in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per officer or director:

1.	On October 12, 2004 the Company entered into an employment agreement with Mr. Christopher Bradbrook, the President and Chief Executive Officer of the Company, which provides for a base salary of $250,000 and a discretionary bonus of up to 40% of his base salary. The actual bonus, if any, earned will be based upon the achievement of the individual and corporate targets. In the event of termination, without cause, or a change of control by merger or purchase of the Company, Mr. Bradbrook is entitled to receive a payment equal to three times his annual compensation. Effective January 1, 2006, Mr. Bradbrook’s base salary was increased to $300,000 and the 40% restriction on the payment of a discretionary bonus was removed.

2.	On April 15, 2005, the Company entered into an employment agreement with Mr. Paul Martin, the Vice President Finance and Chief Financial Officer of the Company, which provides for a base salary of $225,000 and a discretionary bonus. The actual bonus, if any, earned will be based upon his individual performance and that of the Company. In the event of termination, without cause, or a change of control by merger or purchase of the Company, Mr. Martin is entitled to receive a payment equal to two times his annual compensation. Effective January 1, 2006, Mr. Martin’s base salary was increased to $250,000.

3.	On November 5, 2005, the Company entered into an employment agreement with Mr. Kevin J. Ross, the Chief Operating Officer of the Company, which provides for a base salary of $250,000 and a discretionary bonus. The actual bonus, if any, will be based upon his individual performance and that of the Company. In the event of termination, as a result of change of control of the Company, Mr. Ross is entitled to receive a payment equal to two times his annual compensation. Mr. Ross’ employment contract was amended by an amending agreement dated June 5, 2006 to: (a) reduce his annual gross compensation to $192,827 which includes salary and a monthly housing allowance in an amount to be agreed upon ($3,000 per month for 2006); (b) obligate the Company to pay 29.65% of his annual gross compensation and 22.87% of any discretionary bonus to a Custodian of a Retirement Compensation Arrangement established for Mr. Ross’ benefit and described above under “Pension Plans”; and (c) provide that in the event of termination of his employment without cause he is entitled to receive a payment equal to two times his annual compensation.

4.	On May 19, 2006, the Company entered into an employment agreement with Mr. John Pitcher, the Corporate Counsel and Secretary of the Company, which provides for a base salary of $175,000 and a discretionary bonus based upon his individual performance and that of the Company.

Composition of the Compensation Committee

The overall purpose of the Compensation Committee is to implement and oversee human resources and compensation policies approved by the Board of Directors (the “Board”) of the Company.

The Company appointed a Compensation Committee for the first time in 2005. The Compensation Committee is comprised of three unrelated directors, Messrs. Mike Muzylowski, as Chairman, Clifford Davis and R. Gregory Laing.

Report on Executive Compensation

Compensation Philosophy

The Company’s executive compensation philosophy is founded on two basic objectives: (1) to attract, motivate and retain individuals with the appropriate skills; (2) to provide incentives to management to meet the Company’s strategic objectives and which align the interests of management with those of the shareholders through long term executive compensation. In considering adjustments to an executive’s base salary, awarding of options or granting of additional stock options, the Company takes into account his individual performance and that of the Company.

Executive Compensation

The Company’s executive compensation has evolved since 2004 when the Company commenced the underground exploration program which will form the basis for a feasibility study on the New Afton Copper-Gold project (“Project”). As a result of this program, the Company has significantly expanded its executive and staffing levels as the Company attempts to develop the Project into an operating mine. As a result, the Company has adopted a compensation philosophy consisting of two main components: (1) base salaries plus bonus; and (2) long term incentives in the form of stock options. Generally, executive compensation has been designed to be competitive with the executive compensation offered by companies comparable to the Company in terms of size, assets and stage of development within the base and precious metals mining industry. The Company has targeted total compensation to be at or slightly above the median for those junior mining companies of comparable project development stage and market capitalization, with the relative importance of salary and stock options being equal. The Board is satisfied that the total level of compensation is competitive with that of comparable companies; however, given the buoyant marketplace for metals, compensation packages for qualified executives and staff are ever evolving.

Chief Executive Officer’s Compensation

In determining the annual base salary of the Chief Executive Officer, the Compensation Committee will review industry surveys and public information regarding base salaries paid to chief executive officers of public companies of comparable size and complexity.

Base Salary and Bonus

To ensure that the Company will continue to attract and retain qualified and experienced executives, base salaries are reviewed and adjusted annually, in order to ensure that they remain at a level at or above the median for comparable companies. Bonuses are based upon a combination of individual and Company performances and are weighted more against Company performance for senior executives. In 2006, the Company paid bonuses to the President and Chief Executive Office and the Chief Financial Officer in the amounts of $100,000 and $90,000, respectively. The Company paid no bonuses in 2005 or 2004.

Long Term Incentives - Stock Options

The purpose of the Company’s current stock option plan (the “Plan”) is to ensure that an incentive exists to maximize shareholder value by linking executive compensation to share price performance and to reward those executives making a long-term commitment and contribution to the Company. The Board has established a formal guideline for the granting of options. Options granted under the Plan expire not later than the tenth anniversary of the date the options were granted. The Company has traditionally limited the expiry to five years and vesting provisions for issued options are determined at the discretion of the Board. See “Securities Authorized for Issuance under Equity Compensation Plans, Equity Compensation Plan Information”.

Report Submitted By the Compensation Committee

The foregoing report is submitted to the Board by the Compensation Committee, Messrs. Mike Muzylowski, as Chairman, Clifford Davis and R. Gregory Laing.

Performance Graph

The following graph compares the year end investment value in the total cumulative shareholder return for $100 invested in shares of the Company against the cumulative total return of the S&P/TSX Composite Index for the period commencing January 1, 2001 and ending December 31, 2006.

	Dec. 2001	Dec. 2002	Dec. 2003	Dec. 2004	Dec. 2005	Dec. 2006
New Gold, Closing Price	3.40	4.25	8.05	6.30	7.80	8.68
S&P/TSX Composite Index	7,688.4	6,614.5	8,221.0	9,264.0	11,272.0	12,909.4

Compensation of Directors

The Company pays an annual retainer of $15,000 to each non-executive director and an additional $10,000 to the Chairman of the Board, $5,000 to the Chairman of the Audit Committee and $2,500 to the Chairmen of the other Committees. A director who attends a Board or Committee meeting where formal minutes are taken, whether in person, or by telephone, is paid $1,000. In the event that more than one meeting, either Board or Committee or some combination thereof, occurs on the same day, then the meeting fees are capped at $1,500. All reasonable expenses incurred by a director in attending meetings of the Board of Directors, committee meetings or shareholder meetings, together with all expenses properly and reasonably incurred by any director in the conduct of the Company’s business or in the discharge of his duties as a director are paid by the Company.

The following chart sets outs the amounts paid to directors of the Company during the most recently completed financial year:

Director	Annual Board Retainer ($)	Board Meeting Fees ($)	Committee Meeting Fees ($)	Total Fees ($)
Clifford J. Davis	22,500	16,250	250	39,000
Robert Edington	17,500	16,250	250	34,000
Gregory Laing	17,500	17,750	3,250	38,500
Michael Muzylowski	17,500	15,750	2,750	36,000
Paul Sweeney	16,667	13,500	2,500	32,667

Option Grants in Last Fiscal year to Directors Who are Not Named Executive Officers

The following stock options were granted to the directors of the Company who were not Named Executive Officers, as a group, during the last financial year ended December 31, 2006:

Option Grants in Last Financial Year to Directors Who are Not Named Executive Officers

(as a group)

Name	Securities Under Options Granted	% of Total Options Granted to Employees in Financial Year(1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Directors who are not Named Executive Officers (5 persons)	250,000	33.8%	$11.00	$11.00	May 29, 2011

NOTES:

(1)	Percentage of all of stock options granted during the last financial year.

The following table sets forth details of all exercises of stock options during the last financial year ended December 31, 2006, by directors who are not Named Executive Officers of the Company, as a group, and the financial year-end value of unexercised stock options on an aggregated basis:

Aggregated Option Exercises in Last Financial Year and Financial Year-End Option Values

of Directors Who are Not Named Executive Officers (as a group)

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End ($)(1) Exercisable/ Unexercisable
Directors who are not Named Executive Officers (5 persons)	Nil	N/A	375,000/125,000	$428,750/$Nil

NOTES:

(1)	Value using the closing price of common shares of the Company on the Exchange on December 29, 2006, being the last trading day of the Company’s shares for the financial year, of $8.68 per share, less the exercise price per share.

Other Director Compensation

Other than as noted above, during the most recently completed financial year, no director of the Company received compensation for services provided to the Company in their capacities as directors and/or consultants and/or experts.

STATEMENT OF CORPORATE GOVERNANCE PRACTICE

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) was adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. The corporate governance practices adopted by the Company are set out in the attached Schedule “A”.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At any time during the Company’s last completed financial year, no director, executive officer, employee, proposed management nominee for election as a director of the Company nor any associate of any such director, executive officer, or proposed management nominee of the Company or any former director, executive officer or employee of the Company or any of its subsidiaries is or has been indebted to the Company or any of its subsidiaries or is or has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information regarding compensation plans under which securities of the Company are authorized for issuance in effect as of the end of the Company’s most recently completed financial year end:

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved By Shareholders	2,253,000	$6.82	661,471
Equity Compensation Plans Not Approved By Shareholders	N/A	N/A	N/A
Total:	2,253,000	$6.82	661,471

For more detailed disclosure of the Toronto Stock Exchange security based compensation arrangements, please see the table attached as Schedule B.

On March 26, 2007, the Board of Directors approved, subject to the necessary shareholder approval and regulatory acceptance, an amendment to the Plan relating to: (A) a change to the definition of the “Expiry Date” of an Option in section 2.7 of the Plan to make it either: (a) the date set by the Board under section 3.1 of the Plan, as the last date on which an Option may be exercised; or (b) if the date referred to in subsection (a) falls within a blackout period imposed on the Optionee by the Company, or within 10 business days thereafter, then that date which is the 10th business day after the end of such blackout period; (B) the extension of the period for exercise of outstanding options in the case of “Optionees” (as defined in the Plan) who cease to be a director, officer or “Service Provider” (as defined in the Plan) of the Company due to: (i) voluntary resignation; (ii) early retirement; or (iii) termination for reasons other than cause; (C) the extension of the period for exercise of outstanding options in the case of Optionees who cease to be a director, officer or Service Provider of the Company due to death or “Disability” (as defined in the Plan); (D) certain administrative matters; and (E) the specific amendment provisions of the Plan. See “Particulars of Matters to be Acted Upon – Amendment to Stock Option Plan”. The existing options which are outstanding under the current Plan will be incorporated into the amended Plan and will be governed by the amended Plan.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

None of the directors or any proposed management nominee for election as a director of the Company (or any of their personal holding companies) is, or during the ten years preceding the date of this Information Circular has been, a director or executive officer of any company that, while the person was acting in that capacity:

(a)	was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(b)	was subject to an event that resulted, after the director or proposed management nominee ceased to be a director or officer of the relevant company in the relevant company being the subject of a cease trade order or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)	or within a year of the director or proposed management nominee ceasing to be a director or officer of the relevant company, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets.

PERSONAL BANKRUPTCIES

During the ten years preceding the date of this Information Circular, no director or proposed management nominee for election as a director of the Company (or any of their personal holding companies) has been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as may be set forth elsewhere in this Information Circular and other than transactions carried out in the ordinary course of business of the Company, no directors or executive officers of the Company, no director or executive officer of a person or company that is itself an informed person or subsidiary of the Company, no shareholder beneficially owning, directly or indirectly, common shares of the Company, or exercising control or direction over common shares of the Company, or a combination of both, carrying more than 10% of the voting rights attached to the outstanding shares of the Company nor any associate or affiliate of any of the foregoing persons has, since January 1, 2006 (being the commencement of the Company’s last completed financial year), any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

Other than has been disclosed elsewhere in this Information Circular, no management functions of the Company or its subsidiaries are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

APPOINTMENT OF AUDITOR

The Company changed its auditor from De Visser Gray (“DG”) to PricewaterhouseCoopers LLP (“PWC”) effective September 25, 2006. Schedule C attached contains the “reporting package” as defined in Section 4.11 of National Instrument 51-102 comprising: (a) a Change of Auditor Notice (the “Notice”) dated September 25, 2006 from the Company to DG and to PWC confirming the change of auditor; (b) response letters dated September 25, 2006 from DG and from PWC to the relevant securities commissions confirming that they had received the Notice and agreed with its contents.

Shareholders will be asked to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditor and authorize the directors to fix their remuneration. As noted above, PricewaterhouseCoopers was appointed as auditor effective September 25, 2006.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or executive officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors. Directors and executive officers may, however, be interested in the approval of the amendment of the Company’s Plan as detailed below.

PARTICULARS OF MATTERS TO BE ACTED UPON

Amendment to Stock Option Plan

The Company currently has an incentive stock option plan in place (the “Plan”) which provides for the number of shares reserved for issuance under such Plan not to exceed 10% of the Company’s issued and outstanding share capital at the time of any stock option grant on an “evergreen” (reloading) basis. The amended Plan was approved by the Shareholders on May 4, 2005.

At the Meeting, Shareholders will be asked to approve a resolution authorizing an amendment to the Plan, including amendments to the title of the Plan, subsection 2.7, paragraphs 4.4(a), 4.4(c) and 6.4 of the Plan, and Schedule A to the Plan.

The title of the Plan currently reads as “New Gold Inc. Stock Option Plan 2005”.

Section 2.7 of the Plan currently reads as follows:

“2.7 “Expiry Date” means the date set by the Board under section 3.1 of the Plan, as the last date on which an Option may be exercised.

Paragraph 4.4(a) of the Plan currently reads as follows:

“4.4 (a)  Death or Disability

If the Optionee ceases to be a director, officer or Service Provider of the Company or a subsidiary of the Company, due to his or her death or Disability or, in the case of an Optionee that is a company, the death or Disability of the person who provides management or consulting services to the Company or to any entity controlled by the Company, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of:

(i)	365 days after the date of death or Disability; and

(ii)	the Expiry Date;”

Paragraph 4.4(c) of the Plan currently reads as follows:

“4.4 (c) Early Retirement, Voluntary Resignation or Termination Other than For Cause

If the Optionee or, in the case of an Option granted to an Optionee who falls under the definition of Service Provider set out in subparagraph 2.19 (c), the Optionee’s employer, ceases to be a director, officer or Service Provider of the Company or a subsidiary of the Company due to his or her retirement at the request of his or her employer earlier than the normal retirement date under the Company’s retirement policy then in force, or due to his or her termination by the Company other than for cause, or due to his or her voluntary resignation, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of the Expiry Date and the date which is 30 days, or such shorter period as may be prescribed by the policies of the Exchanges, after the Optionee or, in the case of an Option granted to an Optionee who falls under the definition of Service Provider set out in subparagraph 2.19 (c), the Optionee’s employer, ceases to be a director, officer or Service Provider of the Company or a subsidiary of the Company.”

Paragraph 6.4 of the Plan currently read as follows:

“6.4 Amendments to the Plan

The Directors may from time to time, subject to applicable law and to the prior approval, if required, of the Exchanges or any other regulatory body having authority over the Company or the Plan, suspend, terminate or discontinue the Plan at any time, or amend or revise the terms of the Plan or of any Option granted under the Plan and the Option Agreement relating thereto, provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any Option previously granted to an Optionee under the Plan without the consent of that Optionee. Any amendments to the Plan or options granted thereunder will be subject to the approval of the shareholders.”

Schedule A to the Plan contains the form of “Option Agreement” (as defined in the Plan) and the initial recital currently reads as follows:

“This Option Agreement is entered into between DRC Resources Corporation (“the Company”) and the Optionee named below pursuant to the Company Stock Option Plan (the “Plan”), a copy of which is attached hereto, and confirms that: “

Shareholders will be asked at the Meeting to amend these provisions as set out in the form of the resolutions below (the “Amendments”). The existing options which are outstanding under the current Plan will be incorporated into the amended Plan and will be governed by the amended Plan.

Pursuant to the rules and policies of the TSX all insiders of the Company entitled to receive a benefit under the Plan are not eligible to vote their securities in respect of the Amendments unless the securities available to insiders under the Plan and the number of securities issuable to insiders within any one-year period do not exceed 10% of the Company’s total issued and outstanding securities (when combined with any other security-based compensation arrangements of the Company). As the Plan currently does not meet the requirements of this exception, the Amendments require “disinterested” security holder approval meaning the approval of shareholders who are not restricted from voting under the policies of the TSX as described above.

A copy of the Plan, as amended by the Amendments, is available for viewing up to the date of the Meeting at the Company’s offices at Suite 601, 595 Howe Street, Vancouver, British Columbia, V6C 2T5 and at the Meeting. In addition, a copy of the amended Plan will be mailed free of charge, to any holder of common shares who requests a copy from the Secretary of the Company. Any such requests should be mailed to the Company, at its head office, to the attention of the Secretary. In accordance with TSX policy, the Plan will require the approval of the Company’s shareholders every three years.

As at the date of this Information Circular, an aggregate of 1,731,500 (representing 7.1% on an undiluted basis) common shares of the Company remain outstanding and unexercised and 684,971 common shares of the Company are available for future grants. Additional stock options may be granted as the outstanding capital of the Company increases to the 10% level and the percentage amounts of options exercised will automatically be reloaded into the 10% eligible under the Plan. The Plan is intended to provide the board of directors with the ability to issue options to provide the employees, consultants, officers and directors of the Company with long-term equity-based performance incentives which are a key component of the Company’s executive compensation strategy. The Company believes it is important to align the interests of management and employees with shareholder interests and to link performance compensation to enhancement of shareholder value. This is accomplished through the use of stock options whose value over time is dependent on market value. Accordingly the shareholders of the Company will be asked to approve the following ordinary resolution:

“BE IT RESOLVED as an ordinary resolution of the disinterested shareholders, that:

1.	The Company is hereby authorized to delete the title of the Company’s incentive stock option plan (the “Plan”) in its entirety and replace it with the following:

“New Gold Inc. Stock Option Plan 2005 (As Amended on May 3, 2007)”

2.	The Company is hereby authorized to delete subsection 2.7 of the Company’s Plan in its entirety and replace it with the following;

2.7 “Expiry Date” means either: (a) the date set by the Board under section 3.1 of the Plan, as the last date on which an Option may be exercised; or (b) if the date referred to in subsection 2.7 (a) falls within a blackout period imposed on the Optionee by the Company, or within 10 business days thereafter, then that date which is the 10th business day after the end of such blackout period.

3.	The Company is hereby authorized to delete paragraph 4.4(a) of the Company’s Plan in its entirety and replace it with the following:

“4.4(a) Death or Disability

“If the Optionee ceases to be a director, officer or Service Provider of the Company or a subsidiary of the Company, due to his or her death or Disability or, in the case of an Optionee that is a company, the death or Disability of the person who provides management or consulting services to the Company or to any entity controlled by the Company, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the Expiry Date, or such earlier date as may be prescribed by (i) the Board on the Grant Date; or (ii) the policies of the Exchanges;”

4.	The Company is hereby authorized to delete paragraph 4.4(c) of the Company’s Plan in its entirety and replace it with the following:

“4.4(c) Early Retirement, Voluntary Resignation or Termination Other than For Cause

“If the Optionee or, in the case of an Option granted to an Optionee who falls under the definition of Service Provider set out in subparagraph 2.19(c), the Optionee’s employer, ceases to be a director, officer or Service Provider of the Company or a subsidiary of the Company due to his or her retirement at the request of his or her employer earlier than the normal retirement date under the Company’s retirement policy then in force, or due to his or her termination by the Company other than for cause, or due to his or her voluntary resignation, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the Expiry Date or such earlier date as may be prescribed by (i) the Board on the Grant Date; or (ii) the policies of the Exchanges, after the Optionee or, in the case of an Option granted to an Optionee who falls under the definition of Service Provider set out in subparagraph 2.19(c), the Optionee’s employer, ceases to be a director, officer or Service Provider of the Company or a subsidiary of the Company.”

5.	The Company is hereby authorized to delete paragraph 6.4 of the Company’s Plan in its entirety and replace it with the following:

“6.4 Amendments to the Plan

“The Directors may from time to time, subject to applicable law and to the prior approval, if required, of the Exchanges or any other regulatory body having authority over the Company or the Plan, suspend, terminate or discontinue the Plan at any time, or amend or revise the terms of the Plan or of any Option granted under the Plan and the Option Agreement relating thereto in such respects as they may consider advisable, provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any Option previously granted to an Optionee under the Plan without the consent of that Optionee. Except as otherwise stated below, in this Section 6.4, any amendments to the Plan or options granted thereunder will be subject to the approval of the shareholders.

Notwithstanding any other provision of the Plan and this Section 6.4, subject to applicable law and to the prior approval, if required, of the Exchanges or any other regulatory body having authority over the Company or the Plan, the Board (or any committee thereof) may, at any time, amend or revise the terms of the Plan or any Option granted hereunder and the Option Agreement relating thereto, without further action by its shareholders, so as to:

(a)	ensure that the Options granted hereunder will comply with any provisions respecting stock options in the income tax and other laws in force in any country or jurisdiction of which an Optionee to whom an Option has been granted may from time to time be resident or a citizen;

(b)	change vesting provisions of an Option or the Plan;

(c)	make a change in the termination provisions of an Option or the Plan or a change to the date on which an Option may be exercised which does not entail an extension beyond the original Expiry Date; and

(d)	make amendments to correct typographical or clerical errors or to add clarifying statements to ensure the intent and meaning of an Option or the Plan is properly expressed.”

6.	The Company is hereby authorized to delete the first paragraph of Schedule A to the Company’s Plan in its entirety and replace it with the following:

“This Option Agreement is entered into between New Gold Inc. (“the Company”) and the Optionee named below pursuant to the Company Stock Option Plan (the “Plan”), a copy of which is attached hereto, and confirms that: “

7.	The Company’s Board of Directors or any committee thereof, by resolution, be authorized to make such amendments, as considered advisable, to the existing options which are outstanding under the Plan so as to incorporate them under and provide for them to be governed by and in accordance with the amended Plan; and

8.	Any director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute or cause to be executed, whether under corporate seal of the Company or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing.”

THESE AMENDMENTS ARE BY WAY OF AN ORDINARY RESOLUTION OF THE DISINTERESTED SHAREHOLDERS WHICH MUST BE PASSED BY A MAJORITY OF 50% PLUS 1 OF THE VOTES CAST BY DISINTERESTED SHAREHOLDERS ENTITLED TO VOTE WHO ARE REPRESENTED IN PERSON OR BY PROXY AT THE MEETING WHO VOTE IN RESPECT OF THAT RESOLUTION.

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information regarding the Company and its business activities is available on the SEDAR website located at www.sedar.com “Company Profiles – New Gold Inc.” and on the Company’s website located at www.newgoldinc.com. The Company’s financial information is provided in the Company’s audited financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR website at the location noted above. Shareholders of the Company may request copies of the Company’s financial statements and related management discussion and analysis by contacting New Gold Inc., at Suite 601 – 595 Howe Street, Vancouver, BC V6C 2T5, Attention Paul Martin, Telephone: (877) 977-1067 or (604) 687-1629.

SCHEDULE “A”

CORPORATE GOVERNANCE PRACTICES

The following table addresses the disclosure requirements set out in Form 58-101F1 - Corporate Governance Disclosure:

Corporate Governance Disclosure Requirement	The Company’s Approach
1. Board of Directors (a) Disclose identity of directors who are independent.	(a) The Company’s five independent directors are C. Robert Edington, R. Gregory Laing, Mike Muzylowski, Clifford J. Davis and Paul B. Sweeney.

(b) Disclose identity of directors who are not independent and describe the basis for that determination.	(b) The Company’s non-independent director is Christopher J. Bradbrook, the President and Chief Executive Officer of the Company.

(c) Disclose whether or not a majority of directors are independent.	(c) A majority of the board is comprised of independent directors.

(d)     If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

(d)     The following directors are presently also directors of the following issuers:

Christopher Bradbrook: Rubicon Minerals Corporation

Clifford J. Davis: Tiberon Minerals Ltd., Silver Eagle Mines Inc. and Rio Narcea Gold Mines, Ltd.

R. Gregory Laing: Andina Minerals Inc.

Mike Muzylowski: International KRL Resources Corp.; Diamondex Resources Ltd.; Callinan Mines Ltd.; Austin Developments Corp.; Vangold Resources Ltd. and; American Creek Resources Ltd.

Paul B. Sweeney: Pacific Rim Mining Corp.; Polaris Minerals Corporation; and Pan American Silver Corp.

(e)     Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

(e)     The independent directors of the board do not hold regularly scheduled meetings; however, ad hoc meetings may be convened at which non-independent directors and members of management are not in attendance. In 2006, two such ad hoc meetings occurred. The directors hold regular quarterly meetings and other meetings as required, at which the opinion of the independent directors is sought and duly acted upon for all material matters related to the Company.

Corporate Governance Disclosure Requirement	The Company’s Approach
(f) Disclose whether or not the chair of the board is an independent director, disclose the identity of the independent chair and describe his role and responsibilities.	(f) Clifford J. Davis, the Chairman of the Board, is an independent director. Mr. Davis chairs the meetings of the board and actively seeks out the views of independent directors on all board matters.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year

(g)     The Company has held 17 meetings since the beginning of its most recently completed financial year. The attendance record for its six directors is: Clifford J. Davis: 16; Christopher Bradbrook: 17; C. Robert Edington: 16; R. Gregory Laing: 17; Mike Muzylowski: 15; and Paul Sweeney: 16.

2. Board Mandate

Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	A copy of the board’s written mandate is attached hereto as Appendix 1.

3. Position Description

(a)     Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

(a)     The board has developed written position descriptions for the chair of the board. The Chairman of each of the Audit, Compensation, Corporate Governance and Nominating Committees acts within the parameters set by their respective committee mandates.

(b)     Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

(b) The board and the CEO have developed a written position description for the CEO.

4. Orientation and Continuing Education

(a)     Briefly describe what measures the board takes to orient new directors regarding

(i)      The role of the board, its committees and its directors, and

(ii)     The nature and operation of the issuer’s business

(a)     The Company does not have a formal orientation and education program for new directors. However, new directors are provided with relevant materials with respect to the Company and its business, including a package of governance materials and policies as well as being oriented on relevant corporate issues by the Chairman of the Board. The three most recently added directors all have mining industry and public company experience which reduces their orientation requirements.

Corporate Governance Disclosure Requirement	The Company’s Approach

(b)     Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

(b)     The Company’s informal orientation and education program for new directors consists of: (a) educational materials in the form of the Company’s policy manual and applicable TSX listing policies are made available to all directors and updates as determined appropriate; (b) regular discussions pertaining to corporate governance issues and the duties of directors are held at board meetings; (c) the Company’s policy manual is reviewed and updated as a joint board effort as new rules or circumstance dictate. In addition, by having a board composed of experienced professionals with a wide range of mining, exploration, financial and legal expertise, the Company ensures that the board operates effectively and efficiently.

5. Ethical Business Conduct

(a)     Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i)     Disclose how a person or company may obtain a copy of the code;

(ii)    Describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(a)     The board has adopted a written code of ethics and expectations for business conduct (“the Code”) for the directors, officers and employees of the Company. A copy of the Code has been filed on SEDAR (www.sedar.com).

The board monitors compliance with the Code. Under the Code, any officer, director or employee of the Company who suspects a violation of a law, regulation or the Code itself is obliged to report it to the Chairman of the Corporate Governance Committee.

(iii)  Provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The board has not granted any waiver of the Code in favour of a director or executive officer during 2006 or during the past 12 months and accordingly no material change report has been required.

(b)    Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

(b)     Directors with an interest in a material transaction are required to declare their interest and abstain from voting on such transactions.

A thorough discussion of the documentation related to material transaction is required for review by the board, particularly independent directors.

Corporate Governance Disclosure Requirement	The Company’s Approach

(c) Describe any other steps that board takes to encourage and promote a culture of ethical business conduct.

(c)     The board seeks directors who have solid track records in spheres ranging from legal and financial to exploration and mining in order to ensure a culture of ethical business conduct. In addition every employee is required to acknowledge he or she has reviewed the Code as a condition of employment.

6. Nomination of Directors

(a) Describe the process by which the board identifies new candidates for board nomination

(a)     As noted in more detail below, the mandate of the Nominating Committee establishes the criteria for board membership, including recommending composition of the board. While the Nominating Committee has the primary responsibility for identifying prospective board members, all qualified candidates proposed are considered as well.

(b)     Disclose whether or not the board has a nominating committee composted entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

(b)     The Board has a Nominating Committee, two of the three members of which are independent directors. To encourage an objective nominating process, the Nominating Committee, in considering potential nominees, takes into account a number of factors, which may include the current composition of the board, the ability of the individual candidate to contribute on an overall basis, the ability of the individual to contribute sufficient time and resources to the board, the current and future needs of the Company, the individual’s direct experience with public companies in general and mining companies in particular as well as the individuals skills and knowledge and the skills and knowledge of existing members of the board.

(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

(c)     The overall purpose of the Nominating Committee is to establish criteria for board and committee membership, to recommend composition of the board and its committees and, as circumstances arise, to assess directors’ performance. The duties and responsibilities of the Nominating Committee are as follows:

Corporate Governance Disclosure Requirement	The Company’s Approach

(i)     in consultation with the board to establish criteria for board membership and recommend board composition;

(ii)    as circumstances require, to assess the performance and contribution of individual directors; and

(iii)  to propose to the board, annually, the members proposed for re-election to the board and identify and recommend new nominees for the board.

7. Compensation

(a) Describe the process by which the board determines the compensation for the issuer’s directors and officers

(a)     The board reviews the adequacy and form of compensation and compares it to other companies of similar size and stage of development. There is no minimum share ownership requirement of directors. Directors’ compensation is a combination of annual retainer, meeting fees and stock options. The Company’s Compensation Committee reviews the amounts and effectiveness of the compensation.

(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors.	(b) The board has a Compensation Committee composed of three independent directors.

(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	(c) A copy of the Compensation Committee’s mandate, which sets out the Committee’s responsibilities, powers and operation, is attached hereto as Appendix 2.

(d)     If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

(d) The Company has felt no need to retain any compensation consultants or advisors at any time since the beginning of the Company’s most recently completed financial year.

8. Other Board Committees

If the board has standing committees other than the audit and compensation committees, identify the committees and describe their function.

The Company has a Corporate Governance Committee and a Nominating Committee in addition to the Audit Committee and the Compensation Committee. The Corporate Governance Committee’s responsibility is to review corporate governance practise and policy and to make recommendations for implementation of or amendments to such practises and policies to

Corporate Governance Disclosure Requirement	The Company’s Approach

enhance corporate performance, and to ensure on behalf of the board and shareholders of the Company that the Company’s corporate governance system is effective in the discharge of its obligations to the Company’s stakeholders. Refer to Item 6 (c) for information relating to the Company’s Nominating Committee.

9. Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees and its individual directors are performing effectively.

The Corporate Governance Committee is primarily responsible to assess the performance and assessment of the board. In January, 2007 that Committee circulated a detailed and comprehensive questionnaire to each board member covering self-evaluation, evaluation of peers as well as confirmation of compliance with all policies. The results of that questionnaire were assessed by the Committee and presented to the board with any recommendations to improve the performance and effectiveness of the board. In addition, the Corporate Governance Committee assesses in conjunction with the board, not less than annually, the role of the board, the terms of reference of each of the committees of the board and the methods and processes by which the board fulfills its duties and responsibilities.

The board assesses the CEO’s effectiveness in attaining the Company’s corporate objectives, budgets and milestones.

APPENDIX 1

NEW GOLD INC.

BOARD OF DIRECTORS

MANDATE/POSITION DESCRIPTION

A.	INTRODUCTION

The Board of Directors (the “Board”) has the responsibility for the overall stewardship of the conduct of the business of the Company and the activities of management, which is responsible for the day-to-day conduct of the business. The Board’s fundamental objectives are to enhance and preserve long-term shareholder value, to ensure the Company meets its obligations on an ongoing basis and that the Company operates in a reliable and safe manner. In performing its functions, the Board should also consider the legitimate interests its other stakeholders such as employees, customers and communities may have in the Company. In overseeing the conduct of the business, the Board, through the Chief Executive Officer, shall set the standards of conduct for the Company.

B.	PROCEDURES AND ORGANIZATION

The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains the responsibility for managing its own affairs including selecting its Chair, nominating candidates for election to the Board and constituting committees of the Board. Subject to the Articles of the Company and the British Columbia Business Corporations Act (the “Act”), the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board. The Corporate Secretary of the Company shall have the responsibility for taking minutes of all meetings of the Board and for circulating drafts of such minutes to the directors promptly following each meeting. The Corporate Secretary of the Company shall present draft minutes from the previous meeting containing the comments and corrections received from the directors at the next succeeding Board meeting for approval and execution.

C.	DUTIES AND RESPONSIBILITIES

The Board’s principal duties and responsibilities fall into a number of categories which are outlined below.

1.	Legal Requirements

(a)	The Board has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained;

(b)	The Board has the statutory responsibility to:

(i)	manage or, to the extent it is entitled to delegate such power, to supervise the management of the business and affairs of the Company by the senior officers of the Company;

(ii)	act honestly and in good faith with a view to the best interests of the Company;

(iii)	exercise the care, diligence and skill that reasonable, prudent people would exercise in comparable circumstances; and

(iv)	act in accordance with its obligations contained in the Act and the regulations thereto, the Company’s Articles, securities legislation of each province and territory of Canada, and other relevant legislation and regulations.

2.	Independence

The Board has the responsibility to ensure that appropriate structures and procedures are in place to permit the Board to function independently of management, including endeavouring to have a majority of independent directors as well as an independent chairman.

3.	Strategy Determination

The Board has the responsibility to ensure, at least annually, that there are long-term goals and a strategic planning process in place for the Company and to participate with management directly or through its committees in developing and approving the mission of the business of the Company and the strategic plan by which it proposes to achieve its goals, which strategic plan takes into account, among other things, the opportunities and risks of the Company’s business.

4.	Managing Risk

The Board has the responsibility to identify and understand the principal risks of the business in which the Company is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to ensure that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Company.

5.	Division of Responsibilities

The Board has the responsibility to:

(a)	appoint and delegate responsibilities to committees where appropriate to do so; and

(b)	develop position descriptions for:

(i)	the Board;

(ii)	the Chairman of the Board;

(iii)	the Chief Executive Officer; and

(iv)	the Chief Financial Officer.

(c)	ensure that the directors of the Company’s subsidiaries, if any, are qualified and appropriate in keeping with the Company’s Corporate Governance Policies and that they are provided with copies of the Company’s policies for implementation by the subsidiaries.

To assist it in exercising its responsibilities, the Board hereby establishes four standing committees of the Board: the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Nominating Committee. The Board may establish other standing committees from time to time which will function in accordance with its mandate.

Each committee shall have a written mandate that clearly establishes its purpose, responsibilities, members, structure and functions. Each mandate shall be reviewed by the Board at least annually. The Board is responsible for appointing the committee members.

6.	Appointment, Training and Monitoring Senior Management

The Board has the responsibility:

(a)	to appoint the Chief Executive Officer, to monitor and assess the Chief Executive Officer’s performance, to satisfy itself as to the integrity of the Chief Executive Officer, and to provide advice and counsel in the execution of the Chief Executive Officer’s duties;

(b)	to develop or approve the corporate goals or objectives that the Chief Executive Officer is responsible for;

(c)	to approve the appointment of all corporate officers, acting upon the advice of the Chief Executive Officer and to satisfy itself as to the integrity of such corporate officers;

(d)	to ensure that adequate provision has been made to train and develop management and for the orderly succession of management and to ensure that all new directors receive a comprehensive orientation, fully understand the role of the Board and its committees, the nature and operation of the Company’s business and the contribution that individual directors are required to make;

(e)	to create a culture of integrity throughout the Company;

(f)	to ensure that management is aware of the Board’s expectations of management;

(g)	to set out expectations and responsibilities of directors including attendance at meetings and review of meeting materials; and

(h)	to avail itself collectively and individually of the open access to the Company’s senior management and to advise the Chairman of the Board of significant matters discussed.

7.	Policies, Procedures and Compliance

The Board has the responsibility:

(a)	to ensure that the Company operates at all times within applicable laws, regulations and ethical standards; and

(b)	to approve and monitor compliance with significant policies and procedures by which the Company is operated.

8.	Reporting and Communication

The Board has the responsibility:

(a)	to ensure the Company has in place policies and programs to enable the Company to communicate effectively with its shareholders, other stakeholders and the public generally;

(b)	to ensure that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(c)	to ensure the timely reporting of developments that have a significant and material impact on the value of the Company;

(d)	to report annually to shareholders on its stewardship of the affairs of the Company for the preceding year;

(e)	to develop appropriate measures for receiving shareholder feedback; and

(f)	to develop the Company’s approach to corporate governance and to develop a set of corporate governance principles and guidelines.

9.	Monitoring and Acting

The Board has the responsibility:

(a)	to monitor the Company’s progress towards it goals and objectives and to revise and alter its direction through management in response to changing circumstances;

(b)	to take action when performance falls short of its goals and objectives or when other special circumstances warrant;

(c)	to ensure that the Company has implemented adequate control and information systems which ensure the effective discharge of its responsibilities; and

(d)	to make regular assessments of the Board’s, its committees and each individual director’s effectiveness and contribution.

10.	Membership and Composition

The Board has the responsibility to determine:

(a)	its appropriate size and composition;

(b)	the relevant criteria for proposed additions to the Board, having regard to areas of required expertise and the need for independent directors, as that term is defined in National Instrument 58-101 “Disclosure of Corporate Governance Practices”;

(c)	the maximum number of boards or other engagements considered appropriate for directors, having regard to whether they are independent directors or members of management;

(d)	any appropriate age for retirement of directors;

(e)	the recommended compensation of directors to be proposed to the Compensation Committee for review and advice; and

(f)	the number of meetings of the Board to be held each year and the time and place of such meetings.

11.	Self-Assessment

Members of the Board will be required annually to assess their own effectiveness as directors and the effectiveness of the Board in conjunction with the Company’s Directors and Officers insurance requirements.

12.	Third Party Advisors

The Board, and any individual director with the written approval of the Chairman of the Board, may retain at the expense of the Company independent counsel and advisors in appropriate circumstances.

The Corporate Governance Committee will annually review and reassess the adequacy of this policy and submit any recommended changes to the Board for approval.

Adopted by the Board on March 24, 2006.

APPENDIX 2

NEW GOLD INC.

COMPENSATION COMMITTEE

MANDATE

A.	PURPOSE

The overall purpose of the Compensation Committee (the “Committee”) is to implement and oversee human resources and compensation policies approved by the Board of Directors (the “Board”) of the Company.

B.	COMPOSITION, PROCEDURES AND ORGANIZATION

1.	The Committee shall consist of at least three members of the Board, all of whom shall be non-management directors, and “independent”, as that term is defined in National Instrument 58-101 “Disclosure of Corporate Governance Practices” and under the rules of the American Stock Exchange (“AMEX”).

2.	The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee. Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair from among their number.

3.	The secretary of the Committee shall be designated from time to time from one of the members of the Committee or, failing that, shall be the Company’s corporate secretary, unless otherwise determined by the Committee.

4.	The Committee shall meet regularly each year on such dates and at such locations as the chair of the Committee shall determine and may also meet at any other time or times on the call of the chair of the Committee or any two of the other members. The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

5.	The Chief Executive Officer shall be available to advise the Committee, shall receive notice of all meetings of the Committee and may attend meetings at the invitation of the chair of the Committee.

6.	The Committee shall have access to such officers and employees of the Company and to such information respecting the Company and may engage independent compensation consultants at the expense of the Company, all as it considers to be necessary or advisable in order to perform its duties and responsibilities.

C.	MEETINGS

At the request of the CEO or any member of the Committee, the Chairman will convene a meeting of the Committee and provide an agenda for such meeting.

The Committee shall meet no less than one time per year or more frequently if circumstances require.

D.	DUTIES AND RESPONSIBILITIES

1.	The duties and responsibilities of the Committee shall be as follows:

(a)	to recommend to the Board human resources and compensation policies and guidelines for application to the Company;

(b)	to ensure that the Company has in place programs to attract and develop management of the highest calibre and a process to provide for the orderly succession of management;

(c)	to review and approve corporate goals and objectives relevant to the compensation of the senior management and, in light of those goals and objectives, to recommend to the Board the annual salary, bonus and other benefits, direct and indirect, of senior management and to approve compensation for all other designated officers in the Company, after considering the recommendations of the Chief Executive Officer all within the human resources and compensation policies and guidelines approved by the Board;

(d)	to implement and administer human resources and compensation policies approved by the Board concerning the following:

(i)	executive compensation, contracts, stock option plans or other incentive plans, including making recommendations to the Board regarding equity-based compensation and options; and

(ii)	proposed personnel changes involving officers reporting to the Chief Executive Officer;

(e)	from time to time, to review the Company’s broad policies and programs in relation to benefits;

(f)	to annually receive from the Chief Executive Officer recommendations concerning annual compensation policies and budgets, including stock options, for all employees;

(g)	from time to time, to review with the Chief Executive Officer the Company’s broad policies on compensation for all employees and overall labour relations strategy for employees;

(h)	to review the recommendations of the Board on the adequacy and form of the compensation of directors and to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director, and to respond to and advise the Board accordingly;

(i)	to report regularly to the Board on all of the Committee’s activities and findings during that year;

(j)	to develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board of Directors within a reasonable period of time following each annual general meeting of shareholders; and

(k)	to review executive compensation disclosure before the Company publicly discloses this information.

(i)	to recommend to the Board the Company’s internal stock option policy as governed by the shareholder approved Stock Option Plan.

The Corporate Governance Committee will annually review and reassess the adequacy of this policy and submit any recommended changes to the Board for approval.

Adopted by the Board on March 24, 2006.

SCHEDULE “B”

TSX SECURITY BASED COMPENSATION ARRANGEMENTS DISCLOSURE

The following is a summary of the principal terms of the Company’s stock option plan (the “Plan”) required pursuant to section 613(d) of The Toronto Stock Exchange (“TSX”) Manual:

TSX Disclosure Requirement	Terms and Conditions of Plan
The eligible participants under the arrangement.	Only eligible participants, being directors, officers, and service providers, being employees, insiders (and any associate of such insiders), and employees of person or company (and their holding company) providing ongoing management or consulting services to the Company or its subsidiaries are entitled to receive options under the Plan.

Each of the following, as applicable:

i) the total number of securities issued and issuable under each arrangement, as a percentage of the listed issuer’s currently outstanding capital represented by such securities,

ii) the total number of securities issued and issuable under each arrangement, as a percentage of the listed issuer’s currently outstanding capital, and

iii) the total number of securities issuable under actual grants or awards made and the percentage of the listed issuer’s currently outstanding capital represented by such securities.

The maximum number of common shares of the Company which may be reserved for issuance pursuant to stock options under the Plan shall not exceed 10% of the Company’s issued and outstanding share capital at the time of any stock option grant on an “evergreen” (reloading) basis. As at March 26, 2007, 1,731,500 options (representing 7.1% on a non-diluted basis) remain outstanding and unexercised and 684,971 are available for future grants. Any increase in the issued and outstanding common shares will result in an increase to the 10% level in the available number of common shares issuable under the Plan, and any exercise of stock options and any unissued option share not acquired which has expired will make new grants available under the Plan.

The maximum percentage, if any, of securities under each arrangement available to insiders of the listed issuer.	Other than the Plan, the Company does not currently have any other share compensation arrangement.

The maximum number of securities, if any, any one person or company is entitled to receive under each arrangement and the percentage of the listed issuer’s currently outstanding capital represented by these securities.

The number of common shares subject to each option is determined by the Board together with all of the Company’s other previously established share compensation arrangements, may not result in the maximum number of common shares issuable:

(a) to any one insider (and any associate of such insider) of the Company, at any time, exceeding 5% of the Company’s issued and outstanding common shares (on a non-diluted basis) on the date of grant;

(b) to insiders (and any associate of such insider) within any one year period exceeding 5% of the Company’s issued and outstanding common shares (on a non-diluted basis) on the date of grant; and

TSX Disclosure Requirement	Terms and Conditions of Plan
(c) to any one individual at any time, exceeding 5% of the outstanding common shares (on a non-diluted basis) at the time of the grant.

The method of determining exercise price for securities under each arrangement.	The Board determines the exercise price which cannot be less than the closing price of the Company’s common shares on the TSX on the trading day immediately preceding the date of the grant, or for the last day the shares were traded prior to the date of grant (in accordance with policies of the TSX as may from time to time apply).

The method of determining the purchase price for securities under security purchase arrangements, with specific disclosure as to whether the purchase price could be below the market price of the securities.	The Company has no security purchase arrangements in place.

The formula for calculating market appreciation of stock appreciation rights.	There are no stock appreciation rights (SAR) associated with options granted under the Plan.

The ability for the listed issuer to transform a stock option into a stock appreciation right involving an issuance of securities from treasury.	There is no provision under the Plan to transform stock options into stock appreciation rights.

The vesting of stock options.	Stock options granted under the Plan may be subject to vesting provisions at the discretion of the Board. All option shares subject to an option become vested in the event of a take-over bid or a change of control.

The term of stock options.	The Board has the authority to determine the term and vesting provisions of stock option, provided that the term may not be longer than 10 years. After shareholder and TSX approval of the Amendments contemplated in “Particulars of Matters to be acted Upon”, the expiry date will be redefined to mean either: (a) the date set by the Board under section 3.1 of the Plan, as the last date on which an Option may be exercised; or (b) if the date referred to in subsection 2.7 (a) falls within a blackout period imposed on the Optionee by the Company, or within 10 business days thereafter, then that date which is the 10th business day after the end of such blackout period.. All options issued as at the date of this Information Circular have a term of five years and all are either fully vested or vest as to one half six months from issue and the balance 12 months from issue.

TSX Disclosure Requirement	Terms and Conditions of Plan
The causes of cessation of entitlement under each arrangement, including the effect of an employee’s termination for or without cause.

The causes of cessation of entitlement are as follows:

(a) options held by an option holder who is a director, employee, consultant or management company employee expire on the expiry date or within 365 days after the date of such cessation occurs for reason of death or disability. After shareholder and TSX approval of the Amendments contemplated in “Particulars Of Matters To Be Acted Upon”, options will expire on the expiry date or such earlier date as may be prescribed by (i) the Board on the grant date; or (ii) the policies of the TSX.

(b) options held by option holders who are terminated for cause expire on date of termination; and

(c) options held by an option holder who ceased to be a director, employee, consultant or management company employee expire on the expiry date or within 30 days after the date of such cessation for reason of early retirement, voluntary resignation or termination other than for cause. After shareholder and TSX approval of the Amendments contemplated in “Particulars Of Matters To Be Acted Upon”, options will expire on the expiry date or such earlier date as may be prescribed by (i) the Board on the grant date; or (ii) the policies of the TSX.

The assignability of security based compensation arrangements benefits and the conditions for such assignability.	Options are non- assignable and non- transferable. The options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the Plan. In the case of the death or disability of an optionee, the optionee’s legal representative may exercise options held by such optionee for a period of 365 days after the date of the optionee’s death or disability. After shareholder and TSX approval of the Amendments contemplated in “Particulars Of Matters To Be Acted Upon”, options will expire on the expiry date or such earlier date as may be prescribed by (i) the Board on the grant date; or (ii) the policies of the TSX.

The procedure for amending each arrangement, including specific disclosure as to whether security holder approval is required for amendments.

The Board has the authority to suspend, terminate or discontinue the Plan without shareholder approval but subject to any required regulatory approval. Any amendment to the Plan or options granted thereunder requires shareholder approval and disinterested shareholder approval in the case of amendments made to insiders. After shareholder and TSX approval of the Amendments contemplated in “Particulars of Matters to be Acted Upon”, the Board (or any appointed committee) will have authority, at any time, to make certain types of amendments to options and the Plan, without further action by its shareholders, so as to:

(a) ensure that the options granted thereunder will comply with any provisions respecting stock options in the income tax and other laws in force in any country or jurisdiction of which an optionee to whom an option has been granted may from time to time be resident or a citizen;

TSX Disclosure Requirement	Terms and Conditions of Plan

(b) change vesting provisions of an option or the Plan;

(c) make a change in the termination provisions of an Option or the Plan or a change to the date on which an option may be exercised which does not entail an extension beyond the original expiry date; and

(d) make amendments to correct typographical or clerical errors or to add clarifying statements to ensure the intent and meaning of an Option or the Plan is properly expressed.

Any financial assistance provided by the listed issuer to participants under each arrangement to facilitate the purchase of securities under the arrangement, including the terms of such assistance.	The Company does not offer financial assistance to facilitate the purchase of shares under the Plan.

Entitlements under each arrangement previously granted but subject to ratification by security holders.	The Plan is effective only upon the approval of the shareholders given by way of ordinary resolution, and subsequent approval of the Plan is required to be obtained on or before the third anniversary of the adoption thereof and thereafter on or before each successive three year period. Options granted under the Plan prior to such approval shall only be exercised upon the receipt of such approval.

Such other material information as may be reasonably required by a security holder to approve the arrangements.	The exercise price and the number of common shares which are subject to an option may be adjusted from time to time for share dividends, and in the event of reclassifications, reorganizations or changes in the capital structure of the Company.

SCHEDULE C

Reporting Package

Section 4.1 – National Instrument 51-102

September 25, 2006

De Visser Gray Chartered Accountants, Suite 401, 905 West Pender Street, Vancouver, British Columbia V6C 1L6	PricewaterhouseCoopers LLP Chartered Accountants Suite 700, 250 Howe Street , Vancouver, British Columbia V6C 3S7

NOTICE OF CHANGE OF AUDITOR

The Company has changed its auditor from De Visser Gray, Chartered Accountants, of Suite 401, 905 West Pender Street, Vancouver, British Columbia (the “former auditor”) to PricewaterhouseCoopers, Chartered Accountants, Suite 700, 250 Howe Street, Vancouver, British Columbia (the “successor auditor”) effective as of September 25, 2006.

The former auditor resigned at the request of the Company and the resignation of the former auditor and the appointment of the successor auditor have been considered and approved by the Company’s audit committee.

The former auditor’s reports on the Company’s financial statements relating to the relevant period (being the period commencing on January 1, 2004 and ending on the date hereof) contained no reservations.

There are no reportable events between the Company and the former auditor.

As required by sub clause 4.11 (5)(a)(ii) of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”), the Company hereby requests the former auditor to:

(a) review this Notice of Change of Auditor;

(b) prepare a letter, addressed to the applicable securities regulatory authorities, stating, for each statement within this Notice of Change of Auditor, whether you:

(i) agree;

(ii) disagree, and the reasons why; or

(iii) have no basis to agree or disagree; and

(c) deliver the letter referred to in (b) above to the Company within 20 days of the date of this letter.

As required by subclause 4.11 (6)(a)(ii) of NI 51-102 the Company hereby requests the successor auditor to:

(a) review this Notice of Change of Auditor;

(b) prepare a letter, addressed to the applicable securities regulatory authorities, stating, for each statement within this Notice of Change of Auditor, whether you:

(i) agree;

(ii) disagree, and the reasons why; or

(iii) have no basis to agree or disagree; and

(c) deliver the letter referred to in (b) above to the Company within 20 days of the date of this letter.

NEW GOLD INC.

“Paul Martin”

Paul Martin, Chief Financial Officer

DE VISSER GRAY

CHARTERED ACCOUNTANTS

401-905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel. (604) 687-5447

Fax (604) 687-6737

September 25, 2006

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Securities Commission

Manitoba Securities Commission

Ontario Securities Commission

Quebec Securities Commission

Department of Justice, Securities Branch, New Brunswick

Nova Scotia Securities Commission

Deputy Registrar, Securities Division, Prince Edward Island

Director of Securities, Department of Government Services and Lands, Newfoundland

FILED ON SEDAR

Dear Sirs,

New Gold Inc.

As required by National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”), we hereby confirm that:

1.	we have received and reviewed a Notice of Change of Auditors (the “Notice”) sent to us by New Gold Inc; and

2.	we agree with each statement made in the Notice

Yours truly,

DE VISSER GRAY

By:	/s/ James D. Gray
James D. Gray, CA
Partner

PricewaterhouseCoopers,

Chartered Accountants,

250 Howe Street,

Suite 700,

Vancouver, B.C., V6C 3S7

To:

British Columbia Securities Commission, Alberta Securities Commission, Saskatchewan Financial Services Commission, Manitoba Securities Commission, Ontario Securities Commission, Autorite des marches financiers (Quebec), New Brunswick Securities Commission, Nova Scotia Securities Commission, Securities Office, Consumer, Corporate and Insurance Division, Prince Edward island, Securities Commission of Newfoundland and Labrador

Re:	Notice of Change of Auditors – New Gold Inc.

Dear Sirs,

We have read the statements made by New Gold Inc. (“New Gold”) in the attached copy of Change of Auditor Notice dated September 25, 2006 which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Change of Auditor Notice dated September 25, 2006 except that we have no basis to agree or disagree that there have been no reportable disagreements between New Gold and De Visser Gray Chartered Accountants.

Yours very truly

“PricewaterhouseCoopers LLP”

PricewaterhouseCoopers LLP, Vancouver, B. C.

September 25, 2006